Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
	2014	2013	2012	2011	2010
Income (loss) before taxes and discontinued operations	$(25,089)	$(34,449)	$(40,884)	$(12,661)	$(854)
Fixed charges:
Interest expense (A)	1,242	1,220	1,722	1,870	2,035
Rentals:
Buildings, net of sublease income – 6.0% (B)	218	245	324	288	494
Total fixed charges	1,460	1,465	2,046	2,158	2,529

Income (loss) before taxes and discontinued operations, plus fixed charges	(23,629)	(32,984)	(38,838)	(10,503)	1,675

Ratio of earnings to fixed charges (C)	—	—	—	—	—

Deficit	$(25,089)	$(34,449)	$(40,884)	$(12,661)	$(854)

A	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.
B
Management believes that 6% is a reasonable approximation of the interest factor on rentals. Building and office rental fees that were included in restructuring charges were excluded from fixed charges.

C	The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2014, 2013, 2012, 2011, and 2010.